Exhibit 2.3

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger is entered into this 18th day of September ,2006, by and among Pacific Magtron International Corporation, Inc., a Nevada corporation (“PMIC”); LiveWarehouse, Inc., a California corporation (“LW”); and Herborium, Inc., a Delaware corporation (“Herborium”).

RECITALS:

WHEREAS, LW is a wholly-owned subsidiary of PMIC; and

WHEREAS, Drs. Agnes P. Olszewski (“Dr. Olszewski”) and James P. Gilligan (“Dr. Gilligan”) (Drs. Olszewski and Gilligan are referred to as the “Original Herborium Shareholders”) and other individuals, as further identified on Schedule 3.04, collectively own a 100% interest in Herborium (Olszewski, Gilligan and the other individuals identified on Schedule 3.04 are collectively referred to as the “Herborium Shareholders”); and

WHEREAS, on or about May 11, 2005, PMIC and LW, as well as Pacific Magtron, Inc. (“PMI”) and Pacific Magtron (GA), Inc. (“PMIGA”), filed for protection under the United States Bankruptcy Code, 11 U.S.C. §§101 et seq., in the United States Bankruptcy Court for the District of Nevada, (Case Nos. BK-S-05-14331 LBR, BK-S-05-14335 LBR, and BK-S-05-14339 LBR, jointly administered under Case No. BK-S-05-14326 LBR) (the “Bankruptcy Cases”); and

WHEREAS, on or about June 21, 2006, PMIC and LW filed their respective Fourth Amended Plans of Reorganization (the “Plans”); and

WHEREAS, PMI and PMIGA liquidated in the Bankruptcy Cases pursuant to Plans of Liquidation which were confirmed by Bankruptcy Court Order entered on January 24, 2006; and

WHEREAS, on or about August 11, 2006, the United States Bankruptcy Court entered an Order confirming the Plans of PMIC and LW; and

WHEREAS, the board of directors of Herborium has approved the Merger (as defined below) of LW with and into Herborium in accordance with the provisions of this Agreement.

NOW, THEREFORE, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS

Unless otherwise defined in this Agreement, when used herein, the following terms shall have the meanings indicated:

"Affiliate" shall mean with respect to PMIC, LW or Herborium, as the case may be, any person or entity which directly or indirectly is in control of, is controlled by or is under common control with such corporation or entity.

"Certificate of Merger" means the Certificate of Merger to be filed with the Secretary of State of each of Delaware and California in the form annexed hereto as Exhibit “A”.

"Claim" means any claim, security interest, pledge, mortgage, lien, charge, deed of trust, right of first refusal, option, conditional sale, bailment, lease, encumbrance or other interest in property, real or personal, tangible or intangible.

"Closing" means the taking and completion of all actions required by this Agreement to be taken at Closing or necessary and appropriate to carry out the Merger and other transactions contemplated hereby to be completed at Closing, all of which, except as otherwise provided herein, shall be deemed taken at the same time and effective only upon the completion of all such actions.

"Closing Date" means on or before September 11, 2006, or any other date agreed by the parties.

"Constituent Corporations" means LW and Herborium.

"Effective Time" has the meaning set forth in Section 2.01(a) below.

"Herborium Financials" means the balance sheet of Herborium for the fiscal year ended November 30, 2004 and 2005, and the six months ending May 31, 2006, together with the statements of income for the twelve-month and six-month periods then ended as well as any financial information during the gap period until Closing, copies of which have previously been delivered by Herborium to PMIC.

"Knowledge" means the following: (a) an individual will be deemed to have "Knowledge" of a particular fact or matter if: (i) such individual is actually aware of such fact or other matter, or (ii) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter; and (b) a Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director or officer of such Person (or in a similar capacity) has, or at any time had, Knowledge of such fact or other matter.

"Liabilities" means, as of any given date as to any given person, any Obligation pursuant to which any other person now or with the passage of time or upon the occurrence of any event in the future has or will have a right to assert a claim for money or equitable relief, including, without limiting the generality of the foregoing, taxes, fees, assessments or pension, profit sharing or other employee benefit plan contributions that have or may become due.

"Merger" means the merger of LW with and into Herborium, as set forth in Section 2.01(a) below.

"Obligation" means any legal obligation, whether matured or unmatured, liquidated or unliquidated, absolute, fixed or contingent, disputed or undisputed.

"PMIC Financials" means the consolidated balance sheet of PMIC for the fiscal year ending December 31, 2004 and 2005 and statements of income and cash flows of PMIC for the twelve month periods then ended, and statement of cash on hand for exclusive use in paying distributions with respect to Allowed Claims and Equity Interests of the Creditors of PMIC and LW under the Plans copies of which have been delivered by PMIC to Herborium.

"Surviving Corporation" shall mean Herborium.

ARTICLE II
THE MERGER

2.01. Merger of the Constituent Corporations

(a) The Merger shall be effected as of, and the term "Effective Time" shall mean, the date and time that the Certificate of Merger is filed with the Secretary of State of Delaware and the Secretary of State of California, whichever is last to occur.

(b) At the Effective Time and subject to the terms and conditions of this Agreement, LW shall be merged with and into Herborium and the separate existence of LW shall cease. Herborium shall be the Surviving Corporation, and shall continue its corporate existence and thereupon and thereafter possess all rights, privileges, powers and franchises of a public as well as a private nature of the Constituent Corporations, and be subject to all the restrictions, disabilities and duties, and shall assume full responsibility for all Claims, Obligations and Liabilities, of each of the Constituent Corporations. At the Effective Time, all of the property, personal and mixed, tangible or intangible, and all of the franchises of each of the Constituent Corporations, and all debts due to any of the Constituent Corporations, on whatever account, shall be vested in the Surviving Corporation.

(c)  As a result of the Merger, the Certificate of Incorporation of Herborium, as in effect immediately prior to the Effective Time shall be immediately after the Effective Time the Certificate of Incorporation of the Surviving Corporation, except that Article 4 should be amended to provide that the authorized capital stock of the Surviving Corporation shall consist of one (1) share of Common Stock, par value $.001.

(d) The Bylaws of Herborium, as in effect immediately prior to the Effective Time, shall be immediately after the Effective Time the Bylaws of the Surviving Corporation until thereafter amended.

(e) The directors of the Surviving Corporation and PMIC shall be Dr. Agnes P. Olszewski, Dr. James P. Gilligan, Max G. Ansbacher, Wayne I. Danson and an independent director to be selected by a majority of the vote of the named directors, to serve until their successors are duly elected by the shareholders of the Surviving Corporation and PMIC, as the case may be, or until their earlier death, resignation or removal.

(f) The officers of Herborium immediately prior to the Effective Time shall, after the Effective Time, be the officers of the Surviving Corporation and PMIC with such title as designated in the Plans until their successors are elected and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation or until their earlier death, resignation or removal.

(g) As soon as reasonably practicable following the Effective Time, PMIC shall amend its Articles of Incorporation and Bylaws, as may be necessary, and take all steps reasonably necessary, including any filings with the United States Securities and Exchange Commission, to change its registered corporate name to Herborium Group, Inc. Concurrently with the Closing, PMIC shall adopt the November 30 fiscal year end for tax and accounting purposes.

(h) For accounting purposes, Herborium shall be deemed the “acquirer” since it will hold a majority interest in post-Merger PMIC.

2.02. Status and Conversion of Securities.

(a) At the Effective Time, without the necessity of any action on the part of the Constituent Corporations or PMIC, 100% of the interests held by the Herborium Shareholders immediately prior to the Effective Time (the “Herborium Interests”) shall be exchanged for 92,282,018 shares of post-Merger PMIC authorized and previously unissued Common Stock (“PMIC Stock”), certificates for which PMIC Stock shall be delivered to the Herborium Shareholders at Closing in exchange for the certificates representing the Herborium Interests, and the issued and outstanding shares of PMIC Stock shall consist of 108,567,080 shares of PMIC Stock.

(b) Any and all shares of LW Capital Stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock of the Surviving Corporation and shall be owned by PMIC.

(c) Each of PMIC, the Constituent Corporations and the Original Herborium Shareholders respectively agrees to use its or his best efforts to take all such action as may be necessary or appropriate to effectuate the Merger in accordance with the terms of this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Corporation full right, title and possession to all assets, property, rights, privileges, powers and franchises of any of the Constituent Corporations, the officers of the Surviving Corporation are fully authorized in the name of any of the Constituent Corporations to take, and shall take, all such lawful and necessary action.

(d) In order to effectuate the securities conversions contemplated by this Section 2.02, and as contemplated by the Plans, all issued and outstanding PMIC Series A Convertible Preferred Shares shall convert into 800,000 shares of PMIC Stock. The post-Merger PMIC Stock ownership of PMIC shall be divided among the Herborium Shareholders and other categories of shareholders in accordance with the Plans and as set forth in Section 2.02(a) above on Schedule 2.02 annexed hereto.

(e) Each of PMIC, the Constituent Corporations, and the Herborium Shareholders shall take all reasonable steps necessary to complete and satisfy all requirements of the United States Securities and Exchange Commission as a result of this Merger and the transactions contemplated herein.

ARTICLE III
HERBORIUM'S AND ORIGINAL HERBORIUM SHAREHOLDERS’
REPRESENTATIONS AND WARRANTIES

The following representations and warranties are being given and made by Herborium to induce PMIC and LW to enter into this Agreement and to carry out the Merger and other transactions contemplated by this Agreement, and Herborium acknowledges that PMIC and LW have relied upon such representations and warranties.

3.01. Organization and Qualification. Herborium is a corporation duly organized, validly existing and in good standing under the laws of Delaware, has the corporate power and authority to carry on its business as such business is now being conducted and to enter into and perform its obligations hereunder. Herborium has no offices in the United States outside of the State of New Jersey and is not required to qualify as a foreign corporation to do business in any other jurisdiction in which the failure to qualify would have a material adverse effect on Herborium. Herborium will qualify as a foreign corporation to do business in California for purposes of effecting the Merger. Herborium has one wholly-owned subsidiary, Herborium.com, Inc.

3.02. Authorization of Agreement and Approval of Merger. The execution, delivery and performance of this Agreement by Herborium has been duly and validly authorized and approved by its Board of Directors and Herborium Shareholders and no further corporate action or authorization on the part of Herborium is required to deliver this Agreement and perform the transactions contemplated hereby, and this Agreement is a legal, valid and binding obligation of Herborium, enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally, from time to time, in effect and to general equitable principles.

3.03. No Conflict. To the best of its Knowledge, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by any of the parties with any of the provisions hereof, will (a) conflict with or result in any breach of any provision of the Articles of Incorporation or By-laws of Herborium (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority or any other person except for such as will have been obtained or given on or before Closing, except for such that would not have a material adverse effect on Herborium and except for certain filings with the United States Securities and Exchange Commission and “blue sky” filings with certain state securities authorities; (c) result in a default (or give rise to any right of renegotiation, termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement or other instrument to which Herborium is a party or by which any of the assets of Herborium are bound; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Herborium. Copies of Herborium's Certificate of Incorporation and By-laws, as amended through the date hereof, heretofore delivered to PMIC are complete, accurate, and such Certificate of Incorporation and By-laws are in full force and effect.

3.04. Equitable Interests in Herborium. Except as provided in Schedule 3.04, there are no holders of outstanding Herborium Interests or other Herborium Shareholders. The Herborium Interests have been duly authorized, are validly issued and outstanding, and are fully-paid and nonassessable, with no personal liability attaching to the ownership thereof. Except as set forth in Schedule 3.04, Herborium does not have any capital stock or other interests outstanding, and Herborium has no outstanding stock appreciation or similar rights, nor do there exist any convertible securities, warrants, rights, options, or other contractual rights or commitments pursuant to which any person may cause or require authorized but unissued shares of capital stock or any other security of Herborium to be issued to any person. Neither of the Original Herborium Shareholders is a party to any agreement by which any person may have the right to require such Shareholder to transfer all, part of or any interest in any of such Shareholder’s Herborium Interests nor is either of the Original Herborium Shareholders a party to any agreement or instrument granting any proxy or restricting such Shareholder's voting of such interest or giving another person the right to vote such interests. To the best of its Knowledge, Herborium does not believe that any of the Herborium Shareholders is a party to any agreement by which any person may have the right to require such Shareholder to transfer all, part of or any interest in any of such Shareholder’s Herborium Interests nor are any of the Herborium Shareholders a party to any agreement or instrument granting any proxy or restricting such Shareholder's voting of such interest or giving another person the right to vote such interests.

3.05. Financial Information.

(a) As of May 31, 2006, except as set forth in the Herborium Financials or as described in Schedule 3.04 and 3.05, Herborium had no material Liabilities, contingent or otherwise, and there were no Claims against property of Herborium. The Herborium Financials fairly present Herborium's financial position as of their respective dates, and the results of operations for the respective periods then ended.

(b) Except as otherwise disclosed in Schedule 3.05, since May 31, 2006, and until Closing, Herborium has not incurred and will not incur any Liabilities other than in the ordinary course of business, consistent with past practices, except for professional fees in connection with the transactions described in this Agreement, which fees shall be paid by Herborium and has not taken and will not take any of the actions described in Section 5.02 of this Agreement.

(c) Except as otherwise disclosed in Schedule 3.05, Herborium has filed all tax returns required by it to be filed by reason of any revenue received or payment made (including, without limitation, all withholding tax returns) and has paid all taxes payable by Herborium under such returns. True and complete copies of all tax returns filed by Herborium and copies of all elections made at any time by Herborium under the Internal Revenue Code have been furnished to PMIC.

3.06. Absence of Certain Changes. Following the latest date of the Herborium Financials, except as may otherwise be provided on Schedule 3.06, Herborium has not: (a) had any material, adverse change in its financial condition, properties, business or operations; (b) entered into any other transactions material to its business not in the ordinary course of business; (c) declared, set aside or paid any distribution or dividend to any of the Herborium Shareholders or repurchased any of its capital stock, or paid any compensation to any officer or Herborium Shareholder other than normal salary in the ordinary course of business at a level not exceeding salary paid for 2005; (d) repaid any indebtedness to any person or entity outside of the ordinary course of business. Herborium has received no notice that any third-party payor material to Herborium's business intends to cease or restrict its business with Herborium.

3.07. Compliance with Laws. Herborium, in the ownership of its property and the conduct of its business, to the best of its Knowledge complies in all material respects with all applicable laws, ordinances, rules, regulations, judgments, orders or covenants, conditions and restrictions (collectively "Laws"), whether Federal, state, local, or foreign, and has all permits, licenses and authorizations required by such governmental agencies, except where the failure to have such permit, license or authorization would not have a material adverse effect on Herborium. Herborium has never received any notices of violation of Laws or been charged with any violation of any Law or to the best of its Knowledge been subject to any investigation with respect to violation of any Laws.

3.08. No Broker's or Finder's Fees. Other than fees, if any, payable to John E. Donahue, which fees, if any, shall be paid by Herborium, Herborium has not dealt with any broker, finder, investment banker or any other person who may claim entitlement to a broker's or finder's fee, commission or similar compensation in connection with any of the transactions contemplated by this Agreement.

3.09. Agreements, Contracts and Commitments. Except as contained on Schedule 3.09, Herborium is not a party to, bound by or committed to enter into any: (i) employment contract or other agreement of any kind whatsoever for the compensation of any of its employees; (ii) lease or purchase agreement with respect to real property or personal property; (iii) employee benefit plan within the meaning of Section 3(3) of the Employment Retirement Income Security Act of 1974, any other bonus, profit sharing, deferred compensation, hospitalization, health care, disability, medical or dental, retirement, insurance, sick or vacation pay, pension, welfare, severance, stock option, stock bonus or stock purchase plan, or any other plan, agreement or arrangement providing for employee benefits or for the remuneration, direct or indirect, of Herborium's employees; (iv) agreements of guarantee or indemnification; (v) any loan or credit agreements providing for the extension of credit to or by Herborium; (vi) joint venture or other agreement involving the sharing of costs or profits; and (vii) any other agreement or undertaking involving more than $10,000 in aggregate annual payments and not terminable by Herborium without penalty, cost or liability (whether express, implied or by operation of law or otherwise) on notice of not more than 30 days. Copies (or, with respect to oral agreements, understandings or commitments, complete and accurate descriptions thereof) of the contracts, agreements, leases, understandings, plans, obligations, commitments and other documents referred to in Schedule 3.09 have been delivered to PMIC, and are true and complete.

3.10. Litigation. Except as set forth in Schedule 3.10, to the best of Herborium’s Knowledge there are no actions, suits or proceedings at law or in equity, or arbitration proceedings, or claims, demands or investigations, pending or threatened against or involving Herborium nor has Herborium received notice of any administrative proceedings pending or threatened against or involving Herborium by or before any governmental board, department, commission, bureau, instrumentality or agency (including but not limited to any federal, state, local or foreign governmental agency. To the best of its Knowledge Herborium is not in violation of any order, ruling, decree or judgment made or entered with respect to Herborium of any court or arbitration tribunal or governmental board, department, commission, bureau, instrumentality or agency.

3.11 Intellectual Property. Herborium currently has an exclusive license to distribute AcnEase® and use all intellectual property relating to AcnEase® expiring in July 2009 and has the right as described in an agreement with the licensor to purchase all of the intellectual property rights relating to AcnEase®, including the formulation thereof. Herborium intends to effectuate the acquisition of such AcnEase®-related intellectual property rights when and if sufficient financing is procured following the Merger. Nothing in this Section 3.11 shall be construed to prevent Herborium’s board of directors at the time financing is procured, in the exercise of its business judgment, from determining that it is not in Herborium’s best interest to effectuate the acquisition of the AcnEase® intellectual property, provided that such acquisition is not a condition to any financing and the financing sources have been apprised of such decision prior to providing financing.

3.12. Full Disclosure. Herborium has to the best of its Knowledge disclosed to PMIC and to LW all material facts relating to Herborium's assets, business, condition (financial and otherwise) and operations. To the best of Herborium’s Knowledge, neither this Agreement nor any other document, certificate, exhibit, statement or schedule furnished or to be furnished by or on behalf of Herborium to PMIC in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the factual statements contained therein, in light of the circumstances under which they are made, not misleading.

3.13 Investment Representations.

The following representations and warranties are being given and made by the Original Herborium Shareholders to induce PMIC and LW to enter into this Agreement and to carry out the Merger and other transactions contemplated by this Agreement, and the Original Herborium Shareholders acknowledge that PMIC and LW have relied upon such representations and warranties.

(a) The Original Herborium Shareholders have been furnished copies of the PMIC Financials, the Plans and have had access to PMIC’s filings with the United States Securities and Exchange Commission, and have had the opportunity to ask of the executive officers of PMIC any and all relevant questions in connection with any aspect of PMIC including, but not limited to, the rights represented by the PMIC Stock, and has received answers which they consider to be responsive to such questions.

(b) The Original Herborium Shareholders are able to bear the economic risk of the investment represented by the PMIC Stock.

(c) The Original Herborium Shareholders are acquiring the PMIC Stock for their own account for the purpose of investment and not for or with a view to the resale, distribution, subdivision or fractionalization thereof.

(d) The Original Herborium Shareholders understand that their right to transfer the PMIC Stock will be subject to any applicable restrictions set forth under applicable state and federal securities laws.

(e) In approving the Merger, the Original Herborium Shareholders are not relying on any representation, warranty or statement made by PMIC or any of its agents, employees, advisors, attorneys or representatives which is not specifically made in this Agreement or in any document attached hereto. The Original Herborium Shareholders are relying exclusively on the representations and warranties of PMIC made herein and the documents attached hereto. Herborium and the Original Herborium Shareholders had adequate opportunity to conduct independent due diligence in order to evaluate this investment decision.

3.14 Ownership of Herborium Interests. The Original Herborium Shareholders are the record and beneficial holders of the exact amount of shares reflected in Schedule 3.04 and have the absolute right, power and capacity to sell, assign, transfer and deliver such shares free and clear of any liens, claims or encumbrances.

ARTICLE IV
PMIC'S AND LW’S REPRESENTATIONS AND WARRANTIES

In order to induce Herborium and the Original Herborium Shareholders to enter into this Agreement and to approve the Merger and consummate the transactions contemplated hereby, PMIC and LW each represents and warrants to Herborium and the Herborium Shareholders as follows:

4.01. Organization and Qualification. PMIC is a corporation duly organized, validly existing and in good standing under the laws of Nevada, and has the corporate power and authority to carry on its business as such business is now being conducted and to carry out the transactions contemplated by this Agreement. LW is a corporation duly organized, validly existing and in good standing under the laws of California, and has the corporate power and authority to carry out the transactions contemplated by this Agreement.

4.02. Authorization of Agreement. In accordance with Nevada and California corporate laws, the execution, delivery and performance of this Agreement by PMIC and LW has been duly and validly authorized by the Plans, and, therefore, no further Board or shareholder approvals are necessary. No further action or authorization is required to deliver this Agreement and perform the transactions contemplated hereby. This Agreement is a legal, valid and binding obligation of each of PMIC and LW, enforceable against each of them in accordance with its terms.

4.03. No Conflict. To the best of LW’s and PMIC’s Knowledge, neither the execution and delivery of this Agreement by PMIC and LW, nor the consummation of the transactions contemplated hereby, nor compliance by PMIC and LW with any of the provisions hereof, will (a) conflict with or result in any breach of any provision of their Articles of Incorporation or By-laws, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority or any other person, except for certain filings with the United States Securities and Exchange Commission and “blue sky” filings with certain state securities authorities; (c) result in a default (or give rise to any right of renegotiation, termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material instrument or agreement to which either is a party; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to either.

4.04. Capital Stock of PMIC and LW. The PMIC Stock has been duly authorized, and when issued as contemplated by this Agreement and the Plans, will be validly issued and outstanding, and fully-paid and nonassessable, with no personal liability attaching to the ownership. As of the Effective Time as a result of the Merger, the PMIC Stock will consist of 108,567,080 shares of common stock, of one class only with a par value of $.001 per share and, except as set forth in Schedule 2.02, PMIC shall not have (i) any other capital stock outstanding or (ii) any outstanding stock appreciation or similar rights, nor any convertible securities, warrants, rights, options, or other contractual rights or commitments pursuant to which any Person may cause or require authorized but unissued shares of capital stock or any other security of PMIC to be issued to any Person. As of the Effective Time, the capital stock of the Surviving Corporation shall consist of one share of common stock with a par value $.001 per share owned by PMIC, and the Surviving Corporation shall not have (i) any other capital stock outstanding or (ii) any outstanding stock appreciation or similar rights, nor any convertible securities, warrants, rights, options, or other contractual rights or commitments pursuant to which any Person may cause or require authorized but unissued shares of capital stock or any other security of the Surviving Corporation  to be issued to any Person.

4.05. Compliance with Laws. To the best of its Knowledge, each of PMIC and LW, in the ownership of its property and the conduct of its business, complies with all applicable laws, ordinances, rules, regulations, judgments, orders or covenants, conditions and restrictions, whether federal, state, local, foreign or private, and has all permits, licenses and authorizations required by such governmental agencies.

4.06. No Broker's or Finder's Fees. Neither PMIC nor LW has dealt with any broker, finder, investment banker or any other person who may claim entitlement to a broker's or finder's fee, commission or similar compensation in connection with any of the transactions contemplated by this Agreement other than John E. Donohue, which compensation, if any, shall be satisfied pursuant to a separate agreement.

4.07. Litigation. To the best of PMIC’s and LW’s Knowledge, there are no actions, suits or proceedings at law or in equity, or arbitration proceedings pending or threatened against or involving PMIC or LW; there are no proceedings pending or threatened against or involving PMIC or LW by or before any governmental board, department, commission, bureau, instrumentality or agency and neither PMIC nor LW is in violation of any order, ruling, decree or judgment of any court or arbitration tribunal or governmental board, department, commission, bureau, instrumentality or agency.

4.08  Implementation of the Plans. All of the funding described in Article 7 of the Plans, except for approximately $30,000 due from the PMI bankruptcy and any subsequent distributions that may be received as part of the PMI and PMIGA bankruptcy cases, has been received by PMIC and LW in accordance with the Plans and all cash distributions required to be made with respect to Allowed Claims of the Creditors of PMIC and LW under the Plans have been or will be made in accordance with the terms of the Plans or sufficient cash shall have been segregated in a separate distribution account within three (3) business days after the Merger to pay such distributions in accordance with the terms of the Plans. At Closing, PMIC shall instruct its bank to transfer any funds remaining after the initial distribution to creditors under the Plans to the distribution account maintained by ACT as “Disbursing Agent” under the Plans which funds are designated for any subsequent distributions as may be required by the Plans. The consummation of the Merger will in all material respects be in compliance with the Plan and, to the best of LW’s and PMIC’s Knowledge, will not give rise to any claim by any creditor of PMIC or LW. Except as provided on Schedule 4.08 or as otherwise provided in the Plans, on the Closing Date, to the best of PMIC’s and LW’s Knowledge, PMIC and LW shall have no Liabilities as of the Effective Time.

4.09. Full Disclosure. To the best of its Knowledge, PMIC has disclosed to Herborium and the Original Herborium Shareholders all material facts relating to its assets, business, condition (financial and otherwise) and operations relevant to the transactions described in this Agreement. To the best of its Knowledge, neither this Agreement nor any other document, certificate, exhibit, statement or schedule furnished or to be furnished by or on behalf of PMIC or LW to Herborium or the Original Herborium Shareholders in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the factual statements contained therein, in light of the circumstances under which they are made, not misleading.

ARTICLE V
INTENTIONALLY OMITTED

ARTICLE VI
ACTIONS AT CLOSING; POST CLOSING COVENANT

As of the Closing Date, each of the following has occurred:

6.01. Employment Agreements. Concurrently with the Closing, Dr. Olszewski has executed an employment agreement to serve as President and Chief Executive Officer of PMIC and post-Merger Herborium annexed hereto as Exhibit B and Dr. Gilligan has executed an employment and consulting agreement to serve as a consultant to PMIC and Herborium and thereafter as Co-President and Chief Operating Officer of PMIC and post-Merger Herborium annexed hereto as Exhibit C.

6.02. Appointment of Herborium Directors. In accordance with the Plans and without any further corporation action by the Directors of PMIC and LW, the individuals specified in Section 2.01(e) shall become directors of the Surviving Corporation and PMIC. The existing Directors of PMIC and LW have provided their resignations from the Board of Directors of PMIC and LW, as applicable, which are effective as of the Effective Time.

6.03.  ACT Agreement. Advanced Communication Technologies, Inc. (“ACT”) shall have entered into an agreement Annexed hereto as Exhibit D.

6.04. Filing of Certificates of Merger. Herborium shall execute the Certificate of Merger and deliver same to PMIC for filing and PMIC, on behalf of the Constituent Corporations, shall cause the Certificate of Merger to be filed with the Secretary of State of Delaware and California as soon as reasonably practicable following the Closing.

6.05. Further Assurances. At any time, and from time to time, after the date of this Agreement, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

ARTICLE VII
INDEMNIFICATION; SURVIVAL OF WARRANTIES

7.01. Indemnification by Herborium. Herborium shall indemnify PMIC and LW and each of their respective officers, directors, employees, representatives and agents against any claim made by any third party, arising out of or resulting from or in connection with any material inaccuracy in any of the representations and warranties of Herborium in this Agreement or in any certificate furnished to PMIC pursuant to this Agreement or any failure by Herborium to perform or comply with any agreement or covenant contained herein or therein and hold harmless PMIC and LW from loss, Liability, Obligation, damage, expense (including reasonable costs of investigation and defense) arising out of or resulting from such third party claim.

7.02. Indemnification by Original Herborium Shareholders. The Original Herborium Shareholders shall indemnify PMIC and LW and each of their respective officers, directors, employees, representatives and agents against any claim made by any third party arising out of or resulting from or in connection with any material inaccuracy in any of the representations and warranties of the Original Herborium Shareholders in this Agreement or any failure by the Original Herborium Shareholders to perform or comply with any agreement or covenant made by he Original Herborium Shareholders in this Agreement, if any, and hold harmless PMIC and LW from any loss, Liability, Obligation, damage, expense (including reasonable costs of investigation and defense) arising out of or resulting from such third party claim.

7.03. Indemnification by PMIC. PMIC and LW shall indemnify Herborium and its respective officers, directors, employees, representatives and agents and the Original Herborium Shareholders against any claim made by any third party loss, Liability, Obligation, damage, expense, arising out of or resulting from or in connection with any material inaccuracy in any of the representations and warranties of PMIC or LW in this Agreement or in any certificate furnished to Herborium or the Original Herborium Shareholders pursuant to this Agreement or any failure by PMIC or LW to perform or comply with any agreement or covenant contained herein or therein and hold harmless Herborium and the Original Herborium Shareholders from any loss, Liability, Obligation, damage, expense (including reasonable costs of investigation and defense) arising out of or resulting from such third party claim.

7.04. Survival of Warranties and Indemnification Obligations. Each representation and warranty in this Agreement shall survive the Closing Date and shall expire two years from the Effective Time. Any claim for indemnification pursuant to Subsection 7.01 or 7.02 must be made on or before the second anniversary of the Effective Time.

ARTICLE VIII
MISCELLANEOUS

8.01. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when mailed by first class, registered or certified mail, postage prepaid and addressed as follows:

PMIC and LW:	Mr. Wayne I. Danson
President & CEO
Advanced Communications Technologies, Inc.
420 Lexington Avenue
Suite 2739
New York, NY 10170

With a required
copy to:	Gary A. Miller, Esquire
Eckert Seamans Cherin & Mellott, LLC
1515 Market Street, 9th Floor
Philadelphia, Pennsylvania 19102

Herborium, Inc.
or Dr. Olszewski:
Dr. Agnes P. Olszewski
3 Oak Street
Teaneck, New Jersey 07666

Dr. Gilligan:	Dr. James P. Gilligan
985 CarteretAvenue
Union, NJ 07083

With a required copy to:	Geoffrey A. Bass, Esq.
Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP
750 Lexington Avenue
New York, New York 10022-1200

Addresses may be changed by notice in writing signed by the addressee and given in accordance with this Section 8.01.

8.02. Entire Agreement; Amendment. This Agreement (including all exhibits and schedules) supersedes any and all other agreements, oral or written, between the parties hereto with respect to the subject matter hereof, and contains the entire agreement between such parties with respect to the transactions contemplated hereunder, except for other agreements specifically identified in this Agreement. This Agreement may be amended only by an instrument in writing signed by all of the parties.

8.03. Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any interest herein may directly or indirectly be transferred or assigned by any party, in whole or in part, without the written consents of all other parties.

8.04. Headings. The headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision of this Agreement.

8.05. Severability. If any term or provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application of such term or provision shall not be affected thereby.

8.06. No Third Party Beneficiaries. This Agreement is for the benefit of, and may be enforced only by, the parties and their respective permitted successors and assigns, and is not for the benefit of, and may not be enforced by, any third party.

8.07. Counterparts. This Agreement may be executed and delivered by facsimile and in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

8.09. Expenses. Each of the parties hereto shall bear its own legal and any other expenses with respect to this transaction; provided, however, that the fees and expenses of PMIC’s counsel incurred directly in connection with the transactions contemplated by this Agreement, and any related filings with the United States Securities and Exchange Commission, shall be paid by ACT, which payment shall be reimbursed from any subsequent financing which ACT or any of its affiliates may obtain within one (1) year of the Closing.

8.10 Governing Law. This Agreement shall be governed by the laws of the State of Delaware.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

Pacific Magtron International Corporation

By:	/s/ Anthony Lee
Anthony Lee, Chief Financial Officer

Livewarehouse, Inc.

By:	/s/ Wayne Danson
Wayne Danson, President

Herborium, Inc.:

By:	/s/ Agnes P. Olszewski
Dr. Agnes P. Olszewski, CEO

The Original Herborium Shareholders sign below for the purpose of agreeing to the representations and warranties made by them in Sections 3.13 and 3.14 and the indemnification provisions of Section 7.02 of the above Agreement.

By:	/s/ Agnes P. Olszewski
Agnes P. Olszewski, Ph.D.

By:	/s/ James P. Gilligan
James P. Gilligan, Ph.D.